UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74300 / February 19, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16161

In the Matter of **SABA SOFTWARE, INC.** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Saba Software, Inc. ("Saba" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission for the purpose of settlement of these proceedings instituted against Respondent on September 24, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Saba has submitted an Offer of Settlement of Saba Software Regarding Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Offer"). Solely for the purpose of these proceedings, and any other proceedings brought by or on behalf of the Commission or in which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Saba consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act of 1934 ("Revocation Order") as set forth below:

III.

On the basis of this Revocation Order and Saba's Offer, the Commission finds[1] that:

A. Saba Software, Inc. is a Delaware corporation based in Redwood Shores, California. At all relevant times, Saba's common stock has been registered pursuant to Section 12 of the Exchange Act. From its IPO in April 2000 until July 31, 2006, its common stock was registered pursuant to Section 12(g). Thereafter, until June 2013, it was registered pursuant to Section 12(b). It traded on the Nasdaq Global Market until it was suspended on April 9, 2013, and then it was delisted effective June 17, 2013 for failure to remain compliant with its SEC reporting obligations. Upon its delisting and deregistration from Section 12(b), it reverted to its previous Section 12(g) registration. Its common stock is currently registered pursuant to Section 12(g) and traded on the OTC Markets. Saba has not filed any periodic reports since January 6, 2012, when it filed its Form 10-Q for the quarter ended November 30, 2011.

B. Saba has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports since it filed on January 6, 2012 its Form 10-Q for the period ending November 30, 2011.

IV.

Section 12(j) of the Exchange Act provides that the Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the forgoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Saba's Offer.

Accordingly, it is hereby ORDERED that, pursuant to Section 12(j) of the Exchange Act, registration of each class of Saba's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Brent J. Fields
Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.